UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                           Christiana Companies, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    170819106
                                 (CUSIP Number)

        Joseph B. Tyson, c/o Foley & Lardner, 777 East Wisconsin Avenue,
                       Milwaukee, WI  53202/(414) 297-5631
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 170819106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Sheldon B. Lubar  -  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                     7  SOLE VOTING POWER
      NUMBER OF
                             2,513,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             2,513,000
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,513,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.9%

    14   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

        Security:  Common Stock, $1.00 par value ("Stock").

        Issuer:   Christiana Companies, Inc.

        Principal Executive Office:   Suite 1200
                                      700 North Water Street
                                      Milwaukee, WI  53202


   Item 2.   Identity and Background of Reporting Person.

        (a)  Name:     Sheldon B. Lubar

        (b)  Business Address:   Suite 1200
                                 700 North Water Street
                                 Milwaukee, WI  53202

        (c)  Present principal occupation: Chairman and Chief Executive
                                           Officer of the Issuer

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

        (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body as a result of which proceeding he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f)  Citizenship:   U.S.A.

   Item 3.   Source and Amount of Funds or Other Consideration.

        No purchases (and hence no funds or other consideration) are reflected herein.

   Item 4.   Purpose of Transaction.

        On December 15, 1997, the Issuer entered into a definitive agreement with EVI, Inc. ("EVI") pursuant to which a wholly-owned subsidiary of EVI will merge with and into Issuer. Upon the closing of the merger and related transactions, each issued and outstanding share of common stock, $1.00 par value, of Issuer not owned directly or indirectly by Issuer will be converted into the right to receive (i) .72 of a share of common stock, $1.00 par value, of EVI plus (ii) cash. Each Christiana shareholder will have the right to purchase his or her pro rata interest in a newly-formed corporation, C2, Inc., which, simultaneously with the closing of the merger, will acquire 667 membership units of Total Logistic Control, LLC. For further information, reference is made to the Issuer's Press Release announcing the transaction, which is filed as Exhibit 1 hereto.

        The Reporting Person has provided the foregoing disclosure for informational purposes only and does not thereby admit that the proposed merger transaction is a "plan or proposal" of the Reporting Person. The position of the Reporting Person is that such transaction represents the plan and proposal of the Issuer and has been pursued only with the approval of the Issuer's Board of Directors.

        The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in subparagraphs (a) through (j) of Item 4, Schedule 13D, other than described above.

   Item 5.   Interest in Securities of the Issuer.

        (a)-(b) The Reporting Person beneficially owns an aggregate of 2,513,000 shares, representing 48.9% of the Issuer's issued and outstanding Stock. The Reporting Person has sole voting and sole dispositive power over such shares. On December 12, 1997, the Reporting Person as trustee of the Voting Trust (formed by the Voting Trust Agreement by and among Sheldon B. Lubar, Marianne S. Lubar, David J. Lubar, Kristine Lubar Thomson, Susan Lubar Solvang, and Joan P. Lubar, dated December 29, 1992 (the "Voting Trust") attached hereto as Exhibit 2, consented to David J. Lubar's withdrawing 100,000 shares of Stock from the
   Voting Trust.   As a result of such withdrawal, the Reporting Person is
   the beneficial owner of 2,513,000 shares of Stock, representing 48.9% of the Stock.

        Voting trust certificates representing Stock deposited in the Voting Trust (one Voting Trust Certificate equals one share of Stock) were held as follows at December 13, 1997:

                  Holder         No. of Voting Trust Certificates

             Reporting Person                    433,705
             Marianne S. Lubar                   433,705
             David J. Lubar                      222,403
             Kristine Lubar Thomson              430,478
             Susan Lubar Solvang                 442,953
             Joan P. Lubar                       448,551
             Trusts f/b/o some or all
             of Reporting Person's
             grandchildren                       101,205
                                               ---------
             Total                             2,513,000

        (c) The Reporting Person has not effected a transaction in the Stock in the past 60 days, other than as described in paragraph (a)-(b) above.

        (d) The Voting Trust Certificate Holders named in paragraph (a)-(b) above have the right to receive distributions of cash, stock and other property upon or by reason of the Stock pursuant to the terms of the Voting Trust.

        (e)  Not applicable.

   Item 6.   Contracts, Etc.

        Except for the Voting Trust, Reporting Person has no contracts, arrangements, understandings or relationships described or referred to in
   Item 6 of Schedule 13D.

   Item 7.   Exhibits.

        1.   Issuer's Press Release dated December 15, 1997.
        2.   Voting Trust Agreement dated December 29, 1992.
        3.   Amendment to Voting Trust Agreement dated December 12, 1997.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  January 2, 1998.



                            /s/ Sheldon B. Lubar
                            Sheldon B. Lubar